

Mail Stop 3030

January 30, 2009

Via Facsimile and U.S. Mail

Ms. Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
3545 North First Street
San Jose, California 95134

> **Re:** **Pericom Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended June 28, 2008**
> **Filed September 11, 2008**
> **File No. 000-27026**

Dear Ms. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended June 28, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

-Contractual Obligations and Commitments, page 45

1.   Please revise your future filings to include your contractual obligations related to the construction of your factory in China. Refer to Item 303(a)(5) of Regulation S-K.

Item 9a. Controls And Procedures, page 48

Disclosure Controls and Procedures, page 48

2.   Please tell us what impact the failure to include Pericom Technology, Inc.'s separate financial statements in accordance with Rule 3-09 of Regulation S-X had on the company's assessment of disclosure controls and procedures as defined in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

Notes to Consolidated Financial Statements, page 60

Note. 6 Investments in Unconsolidated Affiliates, page 69

3.   We note that your investment in Pericom Technology, Inc. meets the significance test for pre-tax income under Article 1-02(w) of Regulation S-X during fiscal 2006. Please amend your filing to include PTI's separate financial statements required by Rule 3-09 of Regulation S-X as of the same dates and for the same periods as the audited consolidated financial statements required by Rules 3-01 and 3-02 of Regulation S-X for the company. In accordance with Rule 3-09(b) of Regulation S-X PTI's separate financial statements are required to be audited only for those periods where either the income or the investment test under Article 1-02(w) of Regulation S-X exceeds 20%.

4.   Further to the above, please revise your future filings to include the disclosures required by Rule 4-08(g) of Regulation S-X for your investment in PTI for *all* periods presented.

Form 10-Q for the Quarter Ended September 28, 2008

Liquidity and Capital Resources, page 23

5.   In light of the current market conditions and your significant investment portfolio at September 28, 2008, please expand your discussion and analysis in future filings to provide your investors with information necessary for an understanding of your financial

condition related to these investments. Refer to Item 303(a) of Regulation S-K. For example, please identify the specific nature of your marketable securities, including your mortgage and asset-backed debt securities, indicate what factors may affect the value of those securities, the sensitivity of the value of the securities to those factors, and disclose any material risks.

As appropriate, please amend the Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616, if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief